BARD HOLDING, INC. 1167 Bridge Street Philadelphia, PA 19124 Ph: 215-825-8593 Fx: 215-689-3993 www. bardholding.com

BOARD RESOLUTION

RESOLVED, that the Corporation issue and sell a total of ten million (10,000,000) shares of its authorized one hundred million (100,000,000) shares to the following persons, in the number and for the consideration set forth opposite their names, respectively in Addendum A hereto attached.

RESOLVED, that Corporation is authorized to register up to 10.000,000 shares for public trading with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and to cause the stock to be freely tradable on the OTCBB.

The board next discussed the issuance of shares. The articles of incorporation authorize 100.000.000 shares of the Corporation's common stock and 15,000.000 shares of preferred stock. Shares have been issued to officers and consultants outline in Addendum A hereto attached.

The Board adopted the following resolutions:

RESOLVED FURTHER, that the officers of the Corporation are authorized, empowered, and directed to take all actions that may be necessary and proper for this Corporation to issue and sell the above-listed shares to the persons named, in accordance with applicable laws, and that those actions will include, when necessary: (1) doing all acts that may be necessary under the federal securities laws and the applicable securities laws of any other state: and (2) doing all acts necessary to expedite these transactions or conform them to the requirements of any applicable law.

DIRECTORS:	Date: November 16, 2009

/s/Howard L. Bobb	/s/Surajiet Khanna
Howard L. Bobb	Surajiet Khanna

/s/Sohinii Khanna	/s/Michelle Mc Curdy
Sohinii Khanna	Michelle Mc Curdy